Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Company Name: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **10-25-2006**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

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SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000720005
Sub Filer Ccc	sjm2a$jw
Item Ids	2.02
	7.01
	9.01
Reporting Period	10-25-2006
Global Enclosed File Count	4
Internet Address	doug.krueger@raymondjames.com
	nancy.rice@raymondjames.com

Documents

8-K	k8102506.htm	
	RFJ Fourth Quarter Results	
EX-99.1	ex99_1.htm	
	RJF Fourth Quarter Results	
GRAPHIC	logo.jpg	
	RJF Logo	
8-K	k8102509.pdf	
	RJF 8k	

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>7.01</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>10-25-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>4</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k8102506.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RFJ Fourth Quarter Results</value>
    </field>
    <data sid="data1">
      <filename>k8102506.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex99_1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF Fourth Quarter Results</value>
    </field>
    <data sid="data2">
      <filename>ex99_1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Logo</value>
    </field>
    <data sid="data3">
      <filename>logo.jpg</filename>
```

```
        <mimedata>
        </mimedata>
      </data>
      <field sid="SubDocument_conformedName_4">
        <value>k8102509.pdf</value>
      </field>
      <combobox sid="SubDocument_conformedDocumentType_4">
        <value>8-K</value>
      </combobox>
      <field sid="SubDocument_description_4">
        <value>RJF 8k</value>
      </field>
      <data sid="data4">
        <filename>k8102509.pdf</filename>
        <mimedata>
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of 1934

October 25, 2006
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On October 25, 2006, Raymond James Financial, Inc. issued a press release disclosing fourth quarter results for period ended September 30, 2006. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 7.01 Regulation FD Disclosure

On October 25, 2006, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

      (d) The following are filed as exhibits to this report:

Exhibit No.

      99.1 Press release dated October 25, 2006 issued by Raymond James Financial, Inc.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 25, 2006	By:	/s/ Thomas A. James
		Thomas A. James
		Chairman and Chief Executive Officer
	By:	/s/ Jeffrey P. Julien
		Jeffrey P. Julien
		Senior Vice President - Finance
		and Chief Financial Officer

Exhibit 99.1



Release No. 1006-03   FOR IMMEDIATE RELEASE

Oct. 25, 2006

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FOURTH QUARTER RESULTS;
REPORTS RECORD ANNUAL NET INCOME AND REVENUES

      ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 14 percent increase in unaudited net income to $50,928,000, or $0.44 per diluted share, for the fourth quarter ended Sept. 30, 2006, on net revenues of $587,081,000, compared to net income of $44,724,000, or $0.39 per diluted share, for fiscal 2005's fourth quarter.

      Unaudited net income for the 12 months of fiscal 2006 was reported at a record $214,342,000, up from 2005's $151,046,000, while net revenues increased to a record $2,336,087,000 from $2,039,208,000 the previous year. Diluted earnings per share were $1.85 versus $1.33 for last year.

      "Unaudited net income in the fourth quarter rose 14 percent over last year on only a four percent increase in net revenues. In light of the fact that securities commissions and fees were flat compared to last year, reflecting investor uncertainty about market direction, the results were gratifying. Record net interest earnings, improved trading profits, higher bank profits and record results in our Raymond James Tax Credit Funds subsidiary were the primary contributors to the increase," stated Chairman and CEO Thomas A. James.

      "The final quarter capped an excellent 2006 fiscal year. Annual net revenues and net income both achieved new records, up 15 percent and 42 percent, respectively. Driven by an increase of 20 percent in client assets to $182 billion over the year, material improvements in financial advisor productivity and lower legal costs, the contribution of the private client group grew by 65 percent. Asset management's contribution also increased by almost 20 percent. Although Raymond James

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Raymond James Financial, Inc.

Bank's contribution only grew by 13 percent, its profits didn't fully reflect the dramatic increase in its earnings power, which was obfuscated by the large additions to loan loss reserves related to the $1.3 billion net increase in the loan portfolio.

"Given the recent new record set by the Dow Jones Industrial Average, continuing favorable recruiting results in our private client group, and higher levels of both assets under management and interest earning assets, the indications for 2007 are that growth will continue."

The company will conduct its quarterly conference call Oct. 26 at 4:15 p.m. EST. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Raymond James Financial," "Financial Reports." The subjects to be covered may also include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 4,700 financial advisors serving approximately 1.5 million accounts in 1,624 locations throughout the United States, Canada and overseas. In addition, total client assets are currently over $182 billion, of which approximately $31.8 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated

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expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2005 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

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Raymond James Financial, Inc.

Raymond James Financial, Inc.
Unaudited Report
For the periods ended September 30
(all data in thousands, except per share earnings)

	Fourth Quarter			Fiscal Year		
	2006	2005	% Change	2006	2005	% Change
Gross revenues	$ 689,235	$ 593,931	16%	$2,632,757	$2,156,997	22%
Net revenues	587,081	563,561	4%	2,336,087	2,039,208	15%
Net income	50,928	44,724	14%	214,342	151,046	42%
Net income per share - diluted	$ 0.44	$ 0.39	13%	$ 1.85	$ 1.33	39%
Average shares outstanding - diluted	117,072	113,769		115,738	113,048	

Balance Sheet Data

	September 2006	September 2005
Total assets	$ 11.52 bil.	$ 8.36 bil.
Shareholders' equity	$1,464 mil.	$1,242 mil.
Book value per share	$12.83	$10.95

Management Data

	Quarter Ended			YTD	
	September 2006	September 2005	June 2006	September 2006	September 2005
Total financial advisors:					
United States	4,446	4,591	4,529	4,446	4,591
Canada	326	295	323	326	295
# Lead managed/co-managed					
Corporate Public offerings in U.S.	22	32	27	97	98
Corporate Public offerings in Canada	3	5	7	29	20
Financial assets under management	$ 31.8 bil.	$ 27.5 bil.	$31.6 bil.	$ 31.8 bil.	$ 27.5 bil.

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Raymond James Financial, Inc.

	September 2006	June 2006	March 2006	September 2005
Client Assets	$ 182 bil.	$ 169 bil.	$ 167 bil.	$ 151 bil.
Client Margin Balances	$1,363 mil.	$1,405 mil.	$1,335 mil.	$1,230 mil.

	Year Ended	
	September 30, 2006	September 30, 2005
	(000's)	
Revenues:		
Private Client Group	$ 1,679,813	$ 1,397,578
Capital Markets	487,419	455,151
Asset Management	200,124	171,916
RJBank	114,692	45,448
Emerging Markets	55,263	38,768
Stock Loan/Borrow	59,947	31,876
Other	35,499	16,260
Total	$ 2,632,757	$ 2,156,997
Pre-tax Income:		
Private Client Group	$ 168,519	$ 102,245
Capital Markets	78,221	77,333
Asset Management	48,095	40,841
RJBank	16,003	14,204
Emerging Markets	2,857	5,927
Stock Loan/Borrow	8,001	5,962
Other	20,370	1,459
Pre-tax Income	$ 342,066	$ 247,971
Minority Interest	(8,159)	(2,518)
	$ 333,907	$ 245,453

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share earnings)

Three Months Ended

	September 30, 2006	September30, 2005	% Change	June 30, 2006	% Change
Revenues:					
Securities commissions and fees	$375,425	$373,702	0%	424,594	(12%)
Investment banking	45,953	62,730	(27%)	44,075	4%
Investment advisory fees	46,763	42,196	11%	46,371	1%
Interest	149,449	67,400	122%	125,860	19%
Net trading profits	7,439	4,693	59%	5,671	31%
Financial service fees	29,549	21,349	38%	38,288	(23%)
Other	34,657	21,861	59%	26,498	31%
TOTAL REVENUES	689,235	593,931	16%	711,357	(3%)
Interest Expense	102,154	30,370	236%	81,689	25%
NET REVENUES	587,081	563,561	4%	629,668	(7%)
Non-Interest Expenses:					
Compensation, commissions and benefits	405,549	389,342	4%	429,224	(6%)
Communications and information processing	26,424	24,675	7%	25,858	2%
Occupancy and equipment costs	18,380	18,378	0%	18,701	(2%)
Clearance and floor brokerage	8,722	6,049	44%	8,781	(1%)
Business development	19,971	20,500	(3%)	21,782	(8%)
Other	30,541	35,752	(15%)	30,993	(1%)
TOTAL NON-INTEREST EXPENSES	509,587	494,696	3%	535,339	(5%)
Income before provision for income taxes	77,494	68,865	13%	94,329	(18%)
Provision for income taxes	27,991	28,837	(3%)	39,728	(30%)
Minority Interest	(1,425)	(4,696)	70%	(2,173)	34%
Net Income	**$ 50,928**	**$ 44,724**	**14%**	**$56,774**	**(10%)**
Net Income per share basic	**$ 0.45**	**$ 0.40**		**$0.50**	
Net Income per share diluted	**$ 0.44**	**$ 0.39**		**$0.48**	
Weighted average common shares outstanding-basic	**113,812**	**110,918**		**113,464**	
Weighted average common and common equivalent shares outstanding-diluted	**117,072**	**113,769**		**116,960**	

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Year-to-Date

(in thousands, except per share earnings)
Twelve Months Ended

	September 30, 2006	September 30, 2005	% Change
Revenues:			
Securities commissions and fees	$1,561,504	$ 1,421,908	10%
Investment banking	158,598	150,166	6%
Investment advisory fees	179,366	157,428	14%
Interest	469,981	245,562	91%
Net trading profits	27,156	24,612	10%
Financial service fees	115,990	86,014	35%
Other	120,162	71,307	69%
TOTAL REVENUES	2,632,757	2,156,997	22%
Interest Expense	296,670	117,789	152%
NET REVENUES	2,336,087	2,039,208	15%
Non-Interest Expenses:			
Compensation, commissions and benefits	1,601,037	1,429,104	12%
Communications and information processing	103,576	91,881	13%
Occupancy and equipment costs	72,593	66,948	8%
Clearance and floor brokerage	28,329	24,063	18%
Business development	78,579	67,802	16%
Other	118,066	113,957	4%
TOTAL NON-INTEREST EXPENSES	2,002,180	1,793,755	12%
Income before provision for income taxes	333,907	245,453	36%
Provision for income taxes	127,724	96,925	32%
Minority Interest	(8,159)	(2,518)	(224)%
Net Income	$ 214,342	$ 151,046	42%
Net Income per share basic	$ 1.90	$ 1.37	
Net Income per share diluted	$ 1.85	$ 1.33	
Weighted average common shares outstanding-basic	112,614	110,217	
Weighted average common and common equivalent shares outstanding-diluted	115,738	113,048	

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For more information, please contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at **raymondjames.com/media**.

k8102509.pdf is Missing in the Submission Header